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                               July 13, 2023

       Oran Holtzman
       Chief Executive Officer
       ODDITY Tech Ltd.
       8 Haharash Street
       Tel Aviv-Jaffa, 6761304, Israel

                                                        Re: ODDITY Tech Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 10, 2023
                                                            File No. 333-272890

       Dear Oran Holtzman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1, filed July 10,
2023

       The Offering, page 14

   1. You state on page 16 that the information assumes or gives effect to a 15.396-for-one forward split which
differs from the 14.396-for-one forward split disclosed in Note 1b to the financial
statements. Please revise to consistently indicate the forward split ratio and the share information
throughout the filing. In addition, please clarify in the filing if there was a change in the
number of authorized Class A and Class B ordinary shares. In this regard, we were not
able to recalculate retroactive shares on the balance sheet on pages F-
                                                        4 and F-34 considering
either the 15.396 or 14.396 forward split. If the forward split in the financial statements is
incorrect, please revise throughout the financial statements and ask the auditors to re-date
their opinion.
 Oran Holtzman
ODDITY Tech Ltd.
July 13, 2023
Page 2
Capitalization, page 82

2. Please clearly state in footnote 1 on page 19, the Capitalization table on page 82, and throughout the filing, as applicable, the number of shares the Digital Securities will convert into as well as the conversion ratio.
Dilution, page 84

3. Please clarify to us how the 54,762,896 existing shares at March 31, 2023 was derived. In addition, please confirm that there were no additional equity issuances since March 31,
       2023 other than as disclosed in your June 28, 2023 correspondence and the 1,313,847
       Class A ordinary shares issued in the Revela acquisition. If additional equity was issued, please provide an analysis of the difference between the fair value used and the expected initial public offering price.
Notes to the Financial Statements for the Year Ended December 31, 2022
Note 17- Subsequent Events, page F-31

4. Please revise to clarify if the acquisition of Revela has been accounted for as a business combination using the acquisition method of accounting or tell us the significance of the revision in the amendment to delete "business".
       You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,

FirstName LastNameOran Holtzman                              Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameODDITY Tech Ltd.
                                                             Services
July 13, 2023 Page 2
cc:       Alison Haggerty
FirstName LastName